SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.)*

Everlast Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $.002

(Title of Class of Securities)

300355104

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

358,383

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

358,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

358,383

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.        NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

48,507

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

48,507

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

48,507

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.        NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

173,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

173,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

173,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.        NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

580,524

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

580,524

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

580,524

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.        NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

580,524

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

580,524

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

580,524

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.002 par value (the “Common Stock”), of Everlast Worldwide, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of June 19, 2007 and amends and supplements the Schedule 13D filed on May 18, 2007 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Burlingame Equity Investors, LP, a Delaware limited partnership (“Onshore Fund”).
•	Burlingame Equity Investors II, LP, a Delaware limited partnership (“Onshore Fund II”).
•	Burlingame Equity Investors (Offshore) Ltd., a Cayman Islands exempted company (“Offshore Fund”).
	•	Burlingame Asset Management, LLC, a Delaware limited liability company (“BAM”).
	•	Blair E. Sanford, a citizen of the United States (“Mr. Sanford”).
ITEM 4.	Purpose of Transaction.

The Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”), dated as of June 1, 2007, by and among the Issuer, Hidary Group Acquisitions, LLC, a Delaware limited liability company (“Parent”), and Hidary Group Acquisitions, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer and the Issuer will continue its existence as the surviving entity (the “Merger”). A copy of the Merger Agreement was publicly filed by the Issuer on a Form 8-K with the Securities and Exchange Commission on June 4, 2007. Merger Sub is a subsidiary of Parent.

Pursuant to a Voting Agreement (the “Voting Agreement”) dated as of June 18, 2007 entered into among Parent, Merger Sub and BAM for itself and on behalf of the funds it manages (the “Burlingame Entities”), the Reporting Persons have agreed to vote in favor of the Merger and against any alternative proposal other than an alternative proposal made by Parent. The Reporting Persons have also agreed to irrevocably appoint Parent as their proxy and attorney-in-fact to vote or execute consents during the period beginning on June 18, 2007 through the earlier to occur of (x) termination of the Merger Agreement and (y) the date on which the Merger becomes effective (the “Voting Period”). The Reporting Persons also agreed not to, directly or indirectly, solicit, initiate or encourage any inquiry, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal (as defined in the Merger Agreement) or engage in any discussions or negotiations concerning an Acquisition Proposal. The Voting Agreement shall terminate at the end of the Voting Period.

Pursuant to a letter agreement dated June 18, 2007 (the “Contribution Agreement”), the Reporting Persons have agreed, subject to the terms and conditions thereof, that immediately prior to the closing of the Merger, the Burlingame Entities will contribute 290,262 of their shares of the Issuer’s Common Stock to Parent in exchange for a pro rata (in kind and amount) share of the equity of Parent based on the value of the aggregate equity commitments of all the investors in Parent. The Contribution Agreement will terminate automatically and immediately upon the earliest to occur of (a) termination of the Merger Agreement, (b) if the The Hidary Group, LLC (“Hidary”) agrees to terminate the Contribution Agreement and the corresponding letters delivered by each of the other investors in Parent, and (c) the Issuer or any of its affiliates asserts in any litigation or other proceeding any claim under any limited guarantee of any such investor or otherwise against any such investor or any affiliate thereof in connection with the Merger Agreement or any of the transactions contemplated by the Contribution Agreement or the Merger Agreement.

On June 18, 2007, the Burlingame Entities and the Issuer entered into a limited guarantee pursuant to which the Burlingame Entities guaranteed to perform and discharge its pro rata share of any payment obligations of Parent and Merger Sub under Section 9.03(f) of the Merger Agreement, provided that the Burlingame Entities’ share of the payment obligations are capped at Burlingame’s pro rata share of the Parent Termination Fee (as defined in the Merger Agreement).

On June 18, 2007, the Burlingame Entities joined as a signatory to an Interim Investors Agreement (the “IIA”), dated as of June 1, 2007, pursuant to which the Burlingame Entities and other parties thereto agreed to let Hidary, subject to the terms and conditions of the IIA, cause the Parent to take any action or refrain from taking any action in order for Parent to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, including determining whether the conditions to closing specified in the Merger Agreement have been satisfied. The parties to the IIA also agreed to share in the costs of Parent in connection with the Merger, and to cause Parent to pay any Termination Fee due to Parent under the Merger Agreement to the investors in Parent (after first reimbursing Hidary for its out-of-pocket expenses in connection with the Merger).

The Reporting Persons may be deemed to be a member of a group within the meaning of Section 13d(3) of the Securities Exchange Act of 1934, as amended, consisting of the Parent, Hidary, and possibly with other parties to the IIA.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

(i)            The Onshore Fund owns 358,383 shares of Common Stock representing 8.8% of all of the outstanding shares of Common Stock.

(ii)           The Onshore Fund II owns 48,507 shares of Common Stock representing 1.2% of all of the outstanding shares of Common Stock.

(iii)          The Offshore Fund owns 173,634 shares of Common Stock representing 4.3% of all of the outstanding shares of Common Stock.

(iv)          BAM may be deemed to be the beneficial owner of the 580,524 shares of Common Stock held by the Onshore Fund, Onshore Fund II and the Offshore Fund representing 14.3% of all the outstanding shares of Common Stock.

(v)           Mr. Sanford may be deemed to be the beneficial owner of the 580,524 shares of Common Stock beneficially owned by BAM representing 14.3% of all the outstanding shares of Common Stock.

(vi)          Collectively, the Reporting Persons beneficially own 580,524 shares of Common Stock representing 14.3% of all of the outstanding shares of Common Stock.

(b)           The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 358,383 shares of Common Stock held by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 48,507 shares of Common Stock held by the Onshore Fund II.

The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 173,634 shares of Common Stock held by the Offshore Fund.

The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 358,383 shares of Common Stock held by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 48,507 shares of Common Stock held by the Onshore Fund II.

The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 173,634 shares of Common Stock held by the Offshore Fund.

(c)	No transactions were effected by any of the Reporting Persons during the past sixty (60) days.
(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Fund

(previously filed)

Exhibit B - Joint Filing Agreement (previously filed)

Exhibit C – Interim Investors Agreement

Exhibit D – Voting Agreement

Exhibit E – Contribution Agreement

Exhibit F – Limited Guarantee

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	June 22, 2007

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:	/s/ Blair E. Sanford
Blair E. Sanford, Director

BURLINGAME ASSET MANAGEMENT, LLC

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
Blair E. Sanford

EXHIBIT C

INTERIM INVESTORS AGREEMENT

This Interim Investors Agreement is made as of June 1, 2007 (this “Agreement”) by and among Hidary Group Acquisitions, LLC, a Delaware limited liability company (“Parent”), and the other parties appearing on the signature pages hereto (the “Investors”).

RECITALS

1.             On the date hereof, Parent, Hidary Group Acquisitions, Inc., a Delaware corporation (“Merger Sub”) and Everlast Worldwide, Inc., a Delaware corporation (the “Company”) have executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”).

2.            Each of the Investors has, on or after the date hereof, executed a letter agreement in favor of Parent in which each such Investor has agreed, subject to the terms and conditions set forth therein, to make a cash equity or rollover equity investment in Parent at the Closing (as hereinafter defined) (each, an “Equity Commitment Letter”).

3.            Each of the Investors has, on or after the date hereof, executed a limited guarantee in favor of the Company (each, a “Guarantee”).

4.             The Investors and Parent wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Investors with respect to the Merger Agreement and the Equity Commitment Letter in connection with the Merger Agreement, and the transactions contemplated by each.

AGREEMENT

Therefore, the parties hereto hereby agree as follows:

1.	EFFECTIVENESS; DEFINITIONS.

1.1          Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Sections 1.1, 1.2, 2.6, 2.8, the proviso of Section 2.9(b), Sections 3 and 4 (other than Section 4.9)) upon the earliest of (i) the closing of the Merger under the Merger Agreement (the “Closing”) and (ii) the termination of the Merger Agreement in accordance with its terms; provided, that any liability for failure to comply with the terms of this Agreement shall survive such termination.

1.2           Definitions. Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.

2.	AGREEMENTS AMONG THE INVESTORS.

2.1           Authority of Parent. Hidary may cause Parent to take any action, subject to compliance with this Agreement, permitted under this Agreement, and, except as otherwise set forth herein, Parent shall take only those actions approved by Hidary.

2.2           Actions Under the Merger Agreement. Hidary may cause Parent to take any action or refrain from taking any action in order for Parent to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, including determining that the conditions to closing specified in Sections 8.01 and 8.03 of the Merger Agreement (the “Closing Conditions”) have been satisfied, waiving compliance with any agreements and conditions contained in the Merger Agreement, including any Closing Condition, amending or modifying the Merger Agreement and determining to close the Merger; provided, however, that Hidary may not cause Parent to amend the Merger Agreement in a way that has an effect on any Investor that is different from the effect on the other Investors in a manner that is materially adverse to such Investor without such Investor’s consent. Parent shall not, and the Investors shall not permit Parent to, determine that the Closing Conditions have been satisfied, waive compliance with any agreements and conditions contained in the Merger Agreement, including any Closing Condition, amend or modify the Merger Agreement or determine to close the Merger, or take any other action with respect to the Merger Agreement unless such action has been approved by Hidary. If the Closing Conditions are satisfied or validly waived (subject to the approval requirements in this Section 2.2), Parent, by action of Hidary, may, in its discretion, terminate the participation in the transaction of any Investor that does not fund its Commitment or that asserts in writing its unwillingness to fund its Commitment; provided, that such termination shall not affect Parent’s rights against such Investor under such Investor’s Equity Commitment Letter with respect to such failure to fund, which rights shall be as provided in Sections 2.5, 4.3 and 4.4.

2.3           Debt Financing. Hidary shall seek to cause Parent to negotiate, enter into and borrow under definitive agreements relating to debt financing to be provided at the Closing on the terms set forth in the debt commitment letters attached as Exhibit A (the “Debt Commitment Letters”) and/or on such additional or modified terms as Hidary shall approve.

2.4           Investors Agreement. Each Investor agrees to enter into, concurrently with the Closing, one or more definitive agreements with respect to such matters and on the terms as are set forth on Schedule I and/or such additional or modified terms as the Requisite Investors shall approve; provided, that if any such additional or modified terms affect any Investor in a manner that is different from and materially adverse to the effect on the other Investors (taking into account, among other things, the size of such Investor’s investment), the Investor shall be required to approve such terms to the extent they apply to such Investor.

2.5	Equity Commitments.

2.5.1       Each Investor hereby affirms and agrees that Parent, acting at the direction of the Requisite Investors, shall be entitled to enforce the provisions of the Equity Commitment Letter attached hereto as Exhibit B. Parent shall not attempt to enforce the Equity Commitment Letter until Hidary has determined that the Closing Conditions have been satisfied or validly waived as permitted hereunder. Parent shall have no right to enforce the Equity Commitment Letter unless acting at the direction of Hidary and no other Investor shall have any right to enforce the Equity Commitment Letter.

2.5.2        All securities issued by Parent and its subsidiaries at the Closing shall be issued to the Investors pro rata in class, series and amount proportionate to the relative total amounts purchased and rolled-over by all Investors in accordance with each Investor’s Commitment.

2.5.3        Prior to the Closing, no Investor shall transfer, directly or indirectly, its obligations and rights under the Equity Commitment Letter, other than a transfer to one or more affiliated funds or affiliated entities (other than portfolio companies) or as approved by non-transferring Investors whose Commitments equal at least two-thirds of the aggregate amount of the Commitments of all the non-transferring Investors.

2.6           Termination Fee. Parent shall, and the Requisite Investors shall cause Parent to, arrange that any Termination Fee expense reimbursement paid by the Company or any of its affiliates pursuant to the Merger Agreement shall be promptly paid as directed by Parent to the Investors or their designees in proportion to their respective Commitments at the time of such termination, after first reimbursing Hidary for its out-of pocket expenses, including the reasonable fees, expenses and disbursements of financing sources, investment bankers, lawyers, accountants, consultants and other advisors retained by Hidary in connection with or related to the preparation, negotiation, execution or performance of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and shall make adequate provisions for any expenses which are to be borne by Parent or the Investors proportionately pursuant to Section 2.9.

2.7           Notice of Closing. Parent will use its reasonable best efforts to provide each Investor with at least 15 days prior notice of the Closing Date under the Merger Agreement; provided, that the failure to provide such notice will not relieve an Investor of its obligations under Section 2.5 of this Agreement. Any notices or correspondence received by Parent under, in connection with, or related to the Merger Agreement shall be promptly provided to each Investor at the address set forth in the Equity Commitment Letters, or any other address designated by such Investor in writing to Parent.

2.8          Expense Sharing. Each Investor agrees that it shall be responsible for its proportionate share of the out-of-pocket expenses incurred by Hidary, including the reasonable fees, expenses and disbursements of financing sources, investment bankers, lawyers, accountants, consultants and other advisors retained by Hidary and Parent. The obligations under this Section 2.8 shall exist whether or not the Merger is consummated and shall survive any termination of the other terms of this Agreement, to the extent that such fees and expenses are not paid by the Company or Parent. If the Merger is consummated, Hidary’s out-of-pocket expenses described in this Section 2.8 shall be paid from the proceeds of the Financing, to the extent sufficient funds are available from such proceeds.

2.9	Representations and Warranties; Covenant.

(a) Each Investor hereby represents, warrants and covenants to the other Investors that none of the information supplied in writing by such Investor for inclusion or incorporation by reference in the Proxy Statement will cause a breach of the representations and warranties of Parent and Merger Sub set forth in Section 5.04 of the Merger Agreement. Each Investor hereby represents, warrants and covenants to the other Investors that it has not entered, and will not enter, into any agreement, arrangement or understanding with any other Investor, any other potential investor or acquiror or group of potential investors or acquirors or the Company with respect to the subject matter of this Agreement and the Merger Agreement, other than the agreements expressly contemplated by this Agreement and other than any debt financing agreements and arrangements between Affiliates of the Investors. Each Investor who is contributing Rollover Contribution Shares (as defined in such Investor’s Equity Commitment Letter) hereby represents and warrants to the other Investors that it will not transfer, and will have at the Closing, the Rollover Contribution Shares.

(b)           Until this Agreement is terminated pursuant to Section 1.1, subject to Section 4.10, no Investor shall enter into any agreement, arrangement or understanding or have discussions with any other potential investor or acquiror or group of investors or acquirors or the Company or any of its representatives with respect to the subject matter of this Agreement and/or the Merger Agreement or any other similar transaction involving the Company without the prior approval of Hidary provided, that this Section 2.9(b) shall continue to apply to an Investor that is a Defaulting Investor for a period of one year following such release.

2.10         Additional Investors; Reduction of Commitments. Notwithstanding anything to the contrary in this Agreement, the Equity Commitment Letters or the Guarantees, Hidary shall have the right to cause Parent to enter into equity commitment letters with additional investors and to execute joinders to this Agreement with any such investors. Prior to the Closing, Hidary shall also have the right to reduce the amount of any Investor’s cash equity Commitment (but not any Investor’s rollover equity Commitment) by up to 50 percent, without the consent of such Investor.

3.	DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings:

“Commitments” shall, for each Investor (or any other person providing an equity commitment letter to Parent), mean the amount of cash equity or the value of the Rollover Contribution Shares (based on the Merger Consideration) set forth in the Equity Commitment Letters delivered by such Investor or other person to Parent.

“Hidary” means The Hidary Group, LLC, a Delaware limited liability company.

“Requisite Investors” means Investors whose Commitments equal at least a majority of the aggregate amount of all Commitments.

4.	MISCELLANEOUS.

4.1           Amendment. This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by the Requisite Investors; provided, that no provision of this Agreement (excluding exhibits) may be amended in a manner that disproportionately materially adversely affects an Investor without such Investor’s consent.

4.2           Severability. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

4.3          Remedies. The parties hereto agree that, except as provided herein, this Agreement shall be enforceable by all available remedies at law or in equity (including specific performance). If Parent determines to enforce the provisions of the Equity Commitment Letters in accordance with this Agreement, and Hidary is prepared to cause Parent to consummate the Merger in accordance with Section 2.2 of this Agreement and to fund the Commitments upon consummation of the Merger, as evidenced in writing to the other Investors (the Investors who are so prepared, the “Closing Investors”), but one or more Investors fails to fund its Commitment or provides written notice that it will not fund its Commitment (each such Investor, a “Defaulting Investor”), the parties agree that Parent, acting at the direction of the Closing Investors (which, pursuant to Section 2.1, must include Hidary), shall be entitled, at its discretion, to either (a) specific performance of the terms of this Agreement, whether before or after the Closing, together with any costs of enforcement incurred by the Closing Investors in seeking to enforce such remedy, (b) payment by the Defaulting Investors in an amount equal to the out-of-pocket damages incurred by such Closing Investors (including amounts paid under any such Investor’s Guarantee) in an amount not to exceed such Defaulting Investor’s Commitment, or (c) such other remedies as may be available to Parent at law or in equity. If the Closing Investors determine to cause Parent to enforce the remedy described in the preceding sentence against any Defaulting Investor, they must do so against all Defaulting Investors and, prior to doing so, the Closing Investors must affirm their willingness to fund their Commitments. If Parent, acting at the direction of the Investors entitled to enforce this Agreement in respect of any provision hereof, elects to do so against another Investor, it must do so against any other Investor that has similarly failed to perform with respect to the same provision hereof. If there are multiple Defaulting Investors, each Defaulting Investor’s portion of the total obligations hereunder shall be the amount equal to the product of (a) the amounts due from all Defaulting Investors hereunder multiplied by (b) a fraction of which the numerator is the amount of such Defaulting Investor’s Commitment and the denominator is the sum of all Defaulting Investors’ Commitments. In no event shall any Investor be liable under this Agreement in an amount that exceeds the amount of such Investor’s Commitment less the amounts previously funded by such Investor pursuant to the Equity Commitment Letters and Guarantees, regardless of the form of action (including breach of warranty, breach of contract, tort, negligence, strict liability or statutory) or type of damages. If any Investor for any reason pays damages to the Company and/or Parent in an amount greater than the amount of its Commitment, to the extent that Parent receives any such amount, Parent shall promptly return to such Investor the amount received from such Investor in excess of its Commitment.

4.4           No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, Parent and each Investor covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, agents, affiliates, general or limited partners, members, managers or stockholders of any Investor or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

4.5          Governing Law; Consent to Jurisdiction. This Agreement, and any disputes hereunder, shall be governed by, construed and enforced in accordance with the laws of the State of New York, without regard to principles of conflict of laws thereof. In addition, each party (a) irrevocably and unconditionally consents and submits to the personal jurisdiction of the state and federal courts of the United States of America located in the City and State of New York solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (c) waives any claim of improper venue or any claim that the courts of the City and State of New York are an inconvenient forum for any action, suit or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby, (d) agrees that it will not bring any action relating to this Agreement in any court other than the courts of the City and State of New York and (e) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 10.02 of the Merger Agreement.

4.6           WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY PROCEEDING, CONTROVERSY OR CLAIM WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

4.7          Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

4.8           Other Agreements; Assignment. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their Affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. Except as provided herein, this Agreement shall not be assigned without the prior written consent of the parties hereto and any assignment without such consent shall be null and void.

4.9          Consultation. Each party shall keep the other parties informed of its expectations and intentions regarding the Merger and the transactions contemplated hereby and will notify the other parties hereto promptly of any changes therein. Each party shall promptly notify Parent of any contact or discussion with any other potential investor or acquirer or group of investors or acquirers or the Company or any of its Representatives (as defined below) with respect to the subject matter of this Agreement and/or the Merger Agreement or any other similar transaction involving the Company.

4.10        Confidentiality. Each party hereto agrees to, and shall cause its Affiliates, directors, officers, employees, agents, advisors and representatives (collectively, “Representatives”) to, keep any information supplied by or on behalf of any of the other parties to this Agreement, confidential (“Confidential Information”) and to use, and cause its Representatives to use, the Confidential Information only in connection with the Merger, the Merger Agreement and the transactions contemplated hereby and thereby; provided, however, that the term “Confidential Information” does not include information that (a) as documented in writing, was in such party’s possession prior to the date hereof; provided, that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such party or such party’s Representatives, or (c) is or becomes available to such party on a non-confidential basis from a source other than any of the parties hereto or any of their respective Representatives; provided, that such source is not known by such party after reasonable inquiry to be bound by a confidentiality agreement with or other obligation of secrecy to any person; provided, further, however, that that nothing herein shall prevent any party hereto from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (iii) to the extent required by Law, (iv) to the extent necessary in connection with the exercise of any remedy hereunder, and (v) to such party’s Representatives that need to know such information (it being understood and agreed that, in the case of clause (i), (ii) or (iii), such disclosing party shall notify the other parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to obtain a protective order and to ensure that any information so disclosed is accorded confidential treatment, when and if available).

4.11         Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

4.12         PR Coordination. Each party hereto shall coordinate in good faith any and all press releases and other public relations matters with respect to the Merger, the Merger Agreement and the transactions contemplated hereby and thereby. Unless otherwise required by Law or the rules of any stock exchange or regulatory authority, no party hereto may issue any press release or otherwise make any public announcement or comment on the Merger, the Merger Agreement and the transactions contemplated hereby and thereby without prior consent of Hidary.

4.13         Non-Circumvention. Each party hereto agrees that it shall not indirectly accomplish or attempt to accomplish that which it is not permitted to accomplish directly under this Agreement.

4.14        General. Nothing in this Agreement shall be deemed to constitute a partnership between any of the parties, nor constitute any party the agent of any other party for any purpose.

[Signature pages follow.]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

HIDARY GROUP ACQUISITIONS, LLC

By:	The Hidary Group LLC,
its member

By: /s/ Jack. C. Hidary

Name:

Title:

GRACIE CAPITAL INVESTORS

By:

Name:

Title:

SENECA CAPITAL INVESTMENTS LLC

By:

Name:

Title:

BOXING 2000 LLC

By:

Name:

Title:

AQUAMARINE MASTER FUND, L.P.

By:	Aquamarine GP Ltd.,

its general partner

By:

Name:

Title:

MIDDLEGATE SECURITIES LTD.

By:

Name:

Title:

CRYSTAL CAPITAL FUND MANAGEMENT, LLC

By:

Name:

Title:

BURLINGAME ASSET MANAGEMENT, LLC,

for itself and on behalf of its funds and managed accounts

By: /s/ Blair E. Sanford

Name:  Blair E. Sanford

Title:	Managing Member

PARA ADVISORS LLC

By:

Name:

Title:

SCHEDULE I

Summary of Terms of Investor Agreement

EXHIBIT A

Debt Commitment Letters

EXHIBIT B

Equity Commitment Letters

EXHIBIT D

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of June 18, 2007, by and among Hidary Group Acquisitions, LLC, a Delaware limited liability company (“Parent”), Hidary Group Acquisitions, Inc., a Delaware corporation (“Merger Sub”) and Burlingame Asset Management, LLC, for itself and on behalf of its funds and managed accounts (the “Stockholder”).

W I T N E S S E T H:

WHEREAS, as of the date of this Agreement, the Stockholder beneficially owns, in the aggregate, 580,524 shares of Common Stock, par value $0.002 per share (the “Common Stock”), of Everlast Worldwide Inc., a Delaware corporation (the “Company”);

WHEREAS, the Company, Parent and Merger Sub have entered into an Agreement and Plan of Merger, dated as of June 1, 2007, as the same may be amended (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company and the Company will continue its existence as the surviving corporation (the “Merger”), and each share of Common Stock will be converted into the right to receive cash in accordance with the terms of the Merger Agreement; and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Parent and Merger Sub have required that the Stockholder agrees, and the Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1       Defined Terms. For purposes of this Agreement, terms used in this Agreement that are defined in the Merger Agreement but not in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

SECTION 1.2	Other Definitions. For purposes of this Agreement:

(a)           “Company Options” means options to acquire Common Stock granted to the Stockholder by the Company.

(b)           “New Shares” means any shares of capital stock of the Company (other than Owned Shares) over which the Stockholder acquires beneficial ownership at any time from and after the date of this Agreement through the termination of the Voting Period (including Option Shares).

(c)           “Option Shares” means any shares of Common Stock issued or issuable upon the exercise of Company Options.

(d)           “Owned Shares” means all of the shares of Common Stock beneficially owned by the Stockholder as of the date of this Agreement. The Owned Shares consist of 580,524 shares of Common Stock held by the Stockholder. In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the “Owned Shares” shall be deemed to refer to and include the Owned Shares (as defined in the first sentence of this paragraph) as well as all stock dividends and distributions and any securities into which or for which any or all of those Owned Shares may be changed or exchanged or which are received in the transaction.

(e)           “Permitted Transferee” means, with respect to the Stockholder, any of the following persons: (i) a trust of which there are no principal beneficiaries other than the Stockholder, and (ii) any charitable foundation or similar charitable organization founded and controlled by the Stockholder (and which remains under the control of the Stockholder).

(f)            “Representative” means, with respect to any particular person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representatives of that person.

(g)           “Transfer” means sell, transfer, tender, pledge, encumber, hypothecate, assign or otherwise dispose, by operation of law or otherwise. For purposes of this Agreement, the Transfer of any Company Option shall be deemed a Transfer of the shares issuable upon the exercise thereof.

(h)           “Voting Period” means the period from and including the date of this Agreement through and including the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with the terms thereof.

ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

SECTION 2.1	Agreement to Vote.

(a)           The Stockholder hereby agrees that, during the Voting Period, it shall vote or execute consents, as applicable, with respect to the Owned Shares and any New Shares beneficially owned by the Stockholder as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares and any New Shares beneficially owned by the Stockholder as of the applicable record date) in favor of the approval of the Merger Agreement, the Merger and the Transactions at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.

(b)           The Stockholder hereby agrees that, during the Voting Period, the Stockholder shall vote or execute consents, as applicable, with respect to the Owned Shares and any New Shares beneficially owned by the Stockholder as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares and any New Shares beneficially owned by the Stockholder as of the applicable record date) against each of the matters set forth in clauses (i) or (ii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters:

(i)            any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the other Transactions; or

(ii)	any Acquisition Proposal, other than an Acquisition Proposal made by Parent.

(c)           Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent. Nothing contained in this Section 2.1 shall require the Stockholder to vote or execute any consent with respect to any Option Shares on or not issued upon the exercise of a Company Option on or prior to the applicable record date for that vote or consent.

(d)           Except as set forth in clauses (a) and (b) of this Section 2.1, the Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of the Company. In addition, nothing in this Agreement shall give Parent the right to vote any Owned Shares at any meeting of the Stockholder other than as provided in this Section 2.1.

SECTION 2.2       Grant of Irrevocable Proxy. The Stockholder hereby irrevocably appoints Parent as the Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period, with respect to the Owned Shares and any New Shares beneficially owned by the Stockholder, solely in respect of the matters described in, and in accordance with, Section 2.1. This proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder shall not directly or indirectly grant any person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of the Owned Shares or New Shares that is inconsistent with Sections 2.1 and 2.2.

SECTION 2.3       Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 2.2 by the Stockholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Stockholder, and the Stockholder acknowledges that the proxy constitutes an inducement for Parent and Merger Sub to enter into the Merger Agreement. The power of attorney granted by each of the Stockholder is a durable power of attorney and shall survive the bankruptcy, death or incapacity of the Stockholder. The proxy and power of attorney granted hereunder shall terminate automatically at the expiration of the Voting Period.

ARTICLE III

COVENANTS

SECTION 3.1       Transfer Restrictions. The Stockholder agrees that it shall not, and shall not permit any person, directly or indirectly, to:

(a)           Transfer any or all of the Owned Shares or New Shares beneficially owned by the Stockholder; provided, that the foregoing shall not prevent (i) the Transfer of Owned Shares or New Shares to any Permitted Transferee who executes and delivers to Parent an agreement to be bound by the terms of this Agreement to the same extent as the Stockholder, or (ii) the conversion of such Owned Shares and New Shares into the right to receive Merger Consideration pursuant to the Merger in accordance with the terms of the Merger Agreement; or

(b)           deposit any Owned Shares or New Shares beneficially owned by the Stockholder in a voting trust or subject any of such Owned Shares or New Shares beneficially owned by the Stockholder to any arrangement or agreement with any person (other than Parent) with respect to the voting or the execution of consents with respect to any such Owned Shares or New Shares that would reasonably be expected to restrict the Stockholder’s ability to comply with and perform the Stockholder’ s covenants and obligations under this Agreement.

SECTION 3.2       No Shop Obligations of the Stockholder. Subject to Section 3.3, the Stockholder covenants and agrees with Parent that, during the Voting Period, it shall not and shall not authorize any of its Representatives to, directly or indirectly, (i) initiate, solicit, encourage, or knowingly facilitate any inquiry, proposal or offer, or the making, submission or reaffirmation of any inquiry, proposal or offer (including any proposal or offer to the Company’s stockholders), that constitutes or would reasonably be expected to lead to any Acquisition Proposal, or (ii) engage in any discussions or negotiations concerning an Acquisition Proposal.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1       Authorization. The Stockholder has all legal capacity, power and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

SECTION 4.2       Ownership of Shares. The Stockholder is the sole beneficial owner of all of the Stockholder’s Owned Shares and Option Shares and has, or will have at the time of any vote with respect to the matters contemplated by Article II, the sole power to vote (or cause to be voted or consents to be executed) and to dispose of (or cause to be disposed of) all of such Owned Shares and, upon their issuance, Option Shares. The Stockholder does not own or hold any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. None of the Stockholder’s Owned Shares and Option Shares are subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding to which the Stockholder is a party restricting or otherwise relating to the voting or Transfer of the Stockholder’s Owned Shares or Option Shares. The Stockholder has good and valid title to the Stockholder’s Owned Shares and Company Options, free and clear of any and all Encumbrances.

SECTION 4.3       No Conflicts. Except (a) for a filing of an amendment to a Schedule 13D or Schedule 13G, and (b) for a filing of a Form 4 or Form 5 as required by the Exchange Act, (i) no filing with any Governmental Entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by the Stockholder or the performance by the Stockholder of its obligations hereunder and (ii) none of the execution and delivery of this Agreement by the Stockholder or the performance by the Stockholder of its obligations hereunder shall (A) result in, give rise to or constitute a violation or breach of or a default (or any event which with notice or lapse of time or both would become a violation, breach or default) under any of the terms of any agreement or other instrument to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s Owned Shares is bound, or (B) violate any Law or Order applicable to the Stockholder, except for any of the foregoing as could not reasonably be expected to impair the Stockholder’s ability to perform his obligations under this Agreement in any material respect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represent and warrant to the Stockholder that (a) it has all legal capacity, power and authority to execute and deliver this Agreement and to perform his obligations hereunder and (b) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of the party, enforceable against it in accordance with the terms of this Agreement.

ARTICLE VI

TERMINATION

This Agreement shall terminate upon the expiration of the Voting Period; provided, that Sections 7.5, 7.6, 7.7, 7.8, 7.9, 7.10, 7.12 and 7.13 shall survive termination of this Agreement. Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the date of termination.

ARTICLE VII

MISCELLANEOUS

SECTION 7.1       Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or the approval of the Merger Agreement that the Stockholder may have under applicable Law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to any Owned Shares or any New Shares.

SECTION 7.2       Further Actions. The Stockholder agrees that the Stockholder shall take any further action and execute any other documents or instruments as may be necessary to effectuate the intent of this Agreement.

SECTION 7.3       Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the cost or expense whether or not the Merger is consummated.

SECTION 7.4       Amendments, Waivers, etc. This Agreement may be amended by the parties at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 7.5       Notices. All notices, requests, claims, instructions, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile (provided that the facsimile is promptly confirmed by telephone confirmation thereof) or by overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to the Stockholder, addressed to:

Burlingame Asset Management, LLC

One Market Street

Spear Street Tower

Suite 3750

San Francisco, CA 94105

Attention:

Facsimile:

with a copy to (which shall not constitute notice):

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue

New York, NY 10176

Attention: Christopher P. Davis, Esq.

Facsimile: 212-986-8866

(b)	if to Parent or Merger Sub, addressed to:

Hidary Group Acquisitions, LLC

10 West 33rd St., 9th Floor

New York, New York 10001

Attention: Jack D. Hidary

Facsimile: 646-349-4998

with a copy to (which shall not constitute notice):

Proskauer Rose LLP

1585 Broadway

New York, New York 10036

Attention: Arnold J. Levine, Esq.

Facsimile: 212-969-2900

or to such other address as any party shall specify by written notice so given, and notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

SECTION 7.6       Headings; Titles. Headings and titles of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

SECTION 7.7       Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 7.8       Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

SECTION 7.9       Assignment; Binding Effect; No Third Party Beneficiaries; Further Action. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties and assignment without such consent shall be void, except that each of Parent and/or Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any of their respective Affiliates. This Agreement shall be binding upon and shall inure to the benefit of Parent and Merger Sub and their respective successors and assigns and shall be binding upon the Stockholder and its successors and permitted assigns. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person (other than, in the case of Parent and Merger Sub, their respective successors and assigns and, in the case of the Stockholder, its successors and permitted assigns) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 7.10     Governing Law. This Agreement shall be governed by, construed and enforced in accordance with, the laws of the State of New York, without regard to principles of conflict of laws thereof. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in such district in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts sitting in the State of New York.

SECTION 7.11     Enforcement of Agreement; Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Stockholder in accordance with their specific terms or were otherwise breached by the Stockholder. It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions, without the requirement of posting any bond or furnishing other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts of the State of New York sitting in the City of New York or any court of the United States located in the City of New York, this being in addition to any other remedy to which such party is entitled at law or in equity.

SECTION 7.12     Counterparts; Facsimiles. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed an original.

SECTION 7.13     WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

HIDARY GROUP ACQUISITIONS, LLC

By:	The Hidary Group LLC,

its member

By: /s/ Jack D. Hidary

Name:

Title:

HIDARY GROUP ACQUISITIONS, INC.

By: /s/ Jack D. Hidary

Name:

Title:

BURLINGAME ASSET MANAGEMENT, LLC,

for itself and on behalf of its funds and managed accounts

By: /s/ Blair E. Sanford

Name: Blair E. Sanford

Title:	Managing Member

EXHIBIT E

Contribution Agreement

June 18, 2007

To:	Hidary Group Acquisitions, LLC
Re:	Everlast Worldwide Inc.

Gentlemen:

Reference is made to the Agreement and Plan of Merger dated as of June 1, 2007 (as it may be amended from time to time, the “Merger Agreement”), by and among Hidary Group Acquisitions, LLC, a Delaware limited liability company (“Parent”), Hidary Group Acquisitions, Inc., a Delaware corporation (“Merger Sub”) and Everlast Worldwide Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement. The undersigned and the parties to the Equity Commitment Letters (and such other parties that enter into similar equity commitment letters with Parent) are collectively referred to herein as the “Investors”.

This letter confirms the commitment of the undersigned, subject to the conditions set forth herein, to transfer, contribute and deliver to Parent 290,262 Shares in the aggregate (the “Rollover Contribution Shares”) immediately prior to the Effective Time in exchange for a pro rata (in kind and amount) share of the equity of Parent based on the value of the aggregate equity commitments of all the Investors and assuming that the value of each Rollover Contribution Share is equal to the Merger Consideration (such share of the equity of Parent, the “Subject Equity Securities”). The undersigned’s obligation to transfer, contribute and deliver the Rollover Contribution Shares to Parent is subject to the satisfaction or waiver by Parent (in the manner agreed by the Investors) of the conditions precedent to Parent’s and Merger Sub’s obligation to effect the Closing and the terms of this letter, and will occur contemporaneously with the Closing and immediately prior to the Effective Time and the simultaneous issuance to the undersigned of the Subject Equity Securities.

The undersigned’s obligation to transfer, contribute and deliver the Rollover Contribution Shares will terminate automatically and immediately upon the earliest to occur of (a) termination of the Merger Agreement, (b) if the The Hidary Group, LLC (“Hidary”) agrees to terminate this letter and the corresponding letters delivered by each of the Investors, and (c) the Company or any of its Affiliates asserts in any litigation or other proceeding any claim under any limited guarantee of even date herewith of any Investor (each, a “Limited Guarantee”) or otherwise against any Investor or any Affiliate thereof in connection with the Merger Agreement or any of the transactions contemplated hereby or thereby (other than any claim relating to a breach or seeking to prevent a breach of the Confidentiality Agreement).

The undersigned’s obligation to transfer, contribute and deliver the Rollover Contribution Shares may not be assigned, except as permitted in this paragraph. The undersigned may assign all or a portion of its obligations to transfer, contribute and deliver the Rollover Contribution Shares to its Affiliates or any heir, legatees, beneficiaries and or/devisees of any individual who is an Affiliate of the undersigned; provided, however that, except to the extent otherwise agreed to by Parent, any such assignment shall not relieve the undersigned of its obligations under this letter.

This letter shall be binding solely on, and inure solely to the benefit of, the undersigned and Parent and their respective successors and permitted assigns, and nothing set forth in this letter shall be construed to confer upon or give to any person other than the undersigned and Parent and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the obligation to transfer, contribute and deliver the Rollover Contribution Shares or any provisions of this letter.

Notwithstanding anything that may be expressed or implied in this letter, Parent, by its acceptance of the benefits of this equity commitment, covenants, agrees and acknowledges that no person other than the undersigned and its successors and permitted assigns shall have any obligation hereunder and that, notwithstanding that the undersigned or its successors or permitted assigns may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of the undersigned or any of its successors or permitted assigns or any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager, stockholder, heir, legatee, beneficiary, devisee or estate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of the undersigned or any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager, stockholder, heir, legatee, beneficiary, devisee or estate of any of the foregoing, as such, for any obligations of the undersigned or any of its successors or permitted assigns under this letter or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligation or their creation.

This letter may only be enforced by Parent at the direction of Hidary in its sole discretion. Parent shall have no right to enforce this letter unless directed to do so by Hidary in its sole discretion. Parent’s creditors shall have no right to enforce this letter or to cause Parent to enforce this letter.

Concurrently with the execution and delivery of this letter, the undersigned is entering into a voting agreement with Parent and Merger Sub, which is a condition precedent to the effectiveness of this letter, and is executing and delivering to the Company a Limited Guarantee related to Parent’s and Merger Sub’s obligations under the Merger Agreement. The Company’s remedies against the undersigned under the Limited Guarantee shall, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its Affiliates against the undersigned and any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of the undersigned or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, assignee, heir, legatee, beneficiary, devisee or estate of any of the foregoing in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement and the transactions contemplated thereby, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s or Merger Sub’s breach is caused by the undersigned’s breach of its obligations under this letter. Nothing in this letter, express or implied, is intended to or shall confer upon any person, other than Parent and the undersigned, any right, benefit or remedy of any nature whatsoever under or by reason of this letter.

This letter may be executed in counterparts (including by facsimile). This letter and any related dispute shall be governed by, construed and enforced in accordance with the laws of the State of New York applicable to contracts executed in and to be performed in that State. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court located in the Borough of Manhattan of The City of New York in the event any dispute arises out of this letter or any of the transactions contemplated by this letter, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this letter or any of the transactions contemplated by this letter in any court other than such courts sitting in the Borough of Manhattan of The City of New York.

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

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Very truly yours,

BURLINGAME ASSET MANAGEMENT, LLC,

for itself and on behalf of its funds and managed accounts

By: /s/ Blair E. Sanford

Name:	Blair E. Sanford
Title:	Managing Member

Accepted and Acknowledged as of

the date first written above:

HIDARY GROUP ACQUISITIONS, LLC

By:	The Hidary Group, LLC,

its member

By: /s/ Jack D. Hidary

Name:

Title:

[Rollover Letter Signature Page]

EXHIBIT F

LIMITED GUARANTEE

Limited Guarantee, dated as of June 18, 2007 (this “Limited Guarantee”), by Burlingame Asset Management, LLC, for itself and on behalf of its funds and managed accounts (the “Guarantor”), in favor of Everlast Worldwide Inc. (the “Guaranteed Party”).

1.            LIMITED GUARANTEE. In connection with that certain Agreement and Plan of Merger, dated as of June 1, 2007 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Hidary Group Acquisitions, LLC, a Delaware limited liability company (“Parent”), Hidary Group Acquisitions, Inc., a Delaware corporation (“Merger Sub”) and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, the due and punctual performance and discharge of its Pro Rata Share (as defined below) of the payment obligations of Parent and Merger Sub under Section 9.03(f) of the Merger Agreement (the “Obligations”); provided that in no event shall the Guarantor’s liability under this Guarantee exceed its Pro Rata Share of the Parent Termination Fee (the “Cap”), it being understood that this Limited Guarantee may not be enforced without giving effect to the Cap. In furtherance of the foregoing, the Guarantor acknowledges that its liability hereunder shall extend to its Pro Rata Share of the Obligations (subject to the Cap), and that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the Guarantor’s Pro Rata Share of the Obligations (subject to the Cap), regardless of whether action is brought against Parent, Merger Sub or any other guarantor pursuant to a Limited Guarantee dated as of the date hereof to be entered into between the Guaranteed Party and such other guarantor (the “Other Guarantors”) or whether Parent, Merger Sub or any Other Guarantor is joined in any such action or actions. For purposes of this Guarantee, “Pro Rata Share” means the ratio that the Guarantor’s equity commitment to Parent pursuant to that certain letter to Parent of even date herewith bears to the aggregate equity commitments of all the investors in Parent.

2.             NATURE OF GUARANTEE. The Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Guaranteed Party in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligations as if such payment had not been made. This is an unconditional guarantee of payment and not of collectibility.

3.            CHANGES IN OBLIGATIONS, CERTAIN WAIVERS. The Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any of the Obligations, and may also make any agreement with Parent, Merger Sub or with any other person (including any Other Guarantor) interested in the transactions contemplated by the Merger Agreement, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or any such other person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee. The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor); (b) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (c) the addition, substitution or release of any person interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor); (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement (including any other Guarantor); (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor); (f) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with the Obligations or otherwise; or (g) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Obligations. To the fullest extent permitted by law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (except for notices to be provided to Parent, Merger Sub and Proskauer Rose LLP in accordance with Section 10.02 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor), and all suretyship defenses generally (other than fraud or willful misconduct by the Guaranteed Party or any of its Subsidiaries, defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement or breach by the Guaranteed Party of this Limited Guarantee). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

The Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against any Guarantor or any of its former, current or future directors, officers, agents, Affiliates (other than Parent or Merger Sub) or employees, or against any of the former, current or future general or limited partners, members, managers or stockholders of the Guarantor or any Affiliate thereof (other than Parent or Merger Sub) or against directors, officers, agents, Affiliates, general or limited partners, members, managers or stockholders of any of the foregoing (other than Parent or Merger Sub), except for claims against the Guarantor under this Limited Guarantee and against the Other Guarantors under their written limited guarantees, and the Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any proceedings asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent, Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor) that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent, Merger Sub or such other person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent, Merger Sub or such other person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligations and all other amounts payable under this Limited Guarantee shall have been paid in full in cash. If any amount shall he paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Obligations and all other amounts payable under this Limited Guarantee, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and all other amounts payable under this Limited Guarantee, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for any Obligations or other amounts payable under this Limited Guarantee thereafter arising. Notwithstanding anything to the contrary contained in this Limited Guarantee, the Guaranteed Party hereby agrees that to the extent Parent and Merger Sub are relieved of their obligations under Section 9.03(f) of the Merger Agreement, the Guarantor shall be similarly relieved of its obligations under this Limited Guarantee.

4.             NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any, right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

5.             REPRESENTATIONS AND WARRANTIES. The Guarantor hereby represents and warrants that:

(a)           the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s charter, partnership agreement, operating agreement or similar organizational documents or any Law, Order or contractual restriction binding on the Guarantor or its assets;

(b)           all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c)           this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws, affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(d)           the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guarantee shall be available to the Guarantor (or its assignee pursuant to Section 6) for so long as this Limited Guarantee shall remain in effect in accordance with Section 8.

6.             NO ASSIGNMENT. Neither the Guarantor nor the Guaranteed Party may assign its rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of the Guaranteed Party (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Guaranteed Party) and any assignment without such consent shall be null and void.

7.             NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given (a) in person, (b) by a nationally recognized next-day courier service, (c) by registered or certified mail (postage prepaid, return receipt requested) or (d) by facsimile transmission, when transmitted and receipt of transmittal is confirmed. All notices hereunder shall be delivered to the locations set forth below or to such other person or address or facsimile number as a party shall specify by notice in writing to the other party. All such notices shall only be duly given and effective upon receipt (or refusal of receipt).

(i)	if to the Guaranteed Party, to it at:

Everlast Worldwide Inc.

1350 Broadway

New York, NY 10018

Attention:

Facsimile:

with a copy (which shall not constitute notice) to:

Olshan Grundman Frome

Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

Attention: Robert H. Friedman, Esq.

Facsimile: (212) 451-2222

(ii)	if to the Guarantor, to it at:

Burlingame Asset Management, LLC

One Market Street

Spear Street Tower

Suite 3750

San Francisco, CA 94105

Attention:

Facsimile:

with a copy (which shall not constitute notice) to:

Tannenbaum Helpern Syracuse & Hirschtritt LLP

900 Third Avenue

New York, NY 10022

Attention: James Rieger, Esq.

Facsimile: 646-390-6916

8.            CONTINUING GUARANTEE. This Limited Guarantee shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until the Obligations are satisfied in full. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantor shall have no further obligations under this Limited Guarantee as of the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties or under circumstances in which Parent and Merger Sub would not be obligated to make any payments under Section 9.03(f) of the Merger Agreement and (iii) the first anniversary of any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent and Merger Sub would be obligated to make any payments under Section 9.03(f) of the Merger Agreement if the Guaranteed Party has not presented a claim for payment of any Obligation of Parent and Merger Sub or any Guarantor (including the Other Guarantors) by such first anniversary. Notwithstanding the foregoing, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding that the provisions of Section 1 hereof limiting the Guarantor’s liability to the Cap or the provisions of this Section 8 or Section 9 are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against the Guarantor or any Affiliates of the Guarantor with respect to the transactions contemplated by the Merger Agreement other than liability of the Guarantor under this Limited Guarantee (as limited by the provisions of Section 1), then (i) the obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (ii) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments, and (iii) neither the Guarantor nor any Affiliate of any Guarantor shall have any liability to the Guaranteed Party with respect to the transactions contemplated by the Merger Agreement or under this Limited Guarantee; provided, however, that if the Guarantor asserts in any litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law), then, to the extent the Guaranteed Party prevails in such litigation or proceeding, the Guarantor shall pay on demand all reasonable fees and out of pocket expenses of the Guaranteed Party in connection with such litigation or proceeding.

9. NO RECOURSE. The Guaranteed Party by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no person other than the Guarantor shall have any obligation hereunder and that no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, agent, Affiliate (other than Parent or Merger Sub) or employee of the Guarantor, against any former, current or future general or limited partner, member, manager or stockholder of the Guarantor or any Affiliate thereof (other than Parent or Merger Sub) or against any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing (other than Parent or Merger Sub), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law. The Guaranteed Party acknowledges and agrees that Parent and Merger Sub have no assets and that no funds are expected to be contributed to Parent or Merger Sub unless the Closing occurs. The Guaranteed Party further agrees that neither it nor any of its Affiliates have any right of recovery against the Guarantor or any of its former, current or future directors, officers, agents, Affiliates (other than Parent or Merger Sub), general or limited partners, members, managers or stockholders through Parent or Merger Sub or otherwise, whether by piercing of the corporate veil, by a claim on behalf of Parent or Merger Sub against the Guarantor or Parent’s members or Affiliates, or otherwise, except for the rights under this Limited Guarantee and its rights against the Other Guarantors pursuant to the terms of their written limited guarantees delivered contemporaneously herewith. Recourse against the Guarantor under this Limited Guarantee shall be the exclusive remedy of the Guaranteed Party and its Affiliates against the Guarantor and any of its former, current or future directors, officers, agents, Affiliates, general or limited partners, members, managers or stockholders in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. The Guaranteed Party hereby covenants and agrees that it shall not institute, and it shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against the Guarantor or any of its former, current or future directors, officers, agents, Affiliates (other than Parent or Merger Sub), general or limited partners, members, managers or stockholders except for claims against the Guarantor under this Limited Guarantee. Except as contemplated under Section 6, nothing set forth in this Limited Guarantee shall affect or be construed to confer or give any person other than the Guarantor and the Guaranteed Party (including any person acting in a representative capacity) any rights or remedies against any person.

10. INTERPRETATION. Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement. The headings contained in this Guarantee are for reference purposes only and shall not affect in any way the meaning or interpretation of this Guarantee. Whenever the words “include”, “includes” or “including” are used in this Guarantee, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereby” and “hereunder” and words of similar import when used in this Guarantee shall refer to this Guarantee as a whole and not to any particular provision of this Guarantee

11. GOVERNING LAW. This Guarantee and any dispute hereunder shall be governed by, construed and enforced in accordance with, the laws of the State of New York without regard to principles of conflicts of law thereof. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York in the event any dispute arises out of this Guarantee or any of the transactions contemplated by this Guarantee, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Guarantee or any of the transactions contemplated by this Guarantee in any court other than such courts sitting in the Borough of Manhattan of The City of New York.

12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LIMITED GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

13. COUNTERPARTS. This Limited Guarantee may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

BURLINGAME ASSET MANAGEMENT, LLC,

for itself and on behalf of its funds and managed accounts

By: /s/ Blair E. Sanford

Name: Blair E. Sanford
Title:	Managing Member

EVERLAST WORLDWIDE INC.

By: /s/ Seth Horowitz

Name: Seth Horowitz
Title:	President and CEO
Title:	President and CEO